Filed Pursuant to Rule 424 (b) (3)

Registration File No. 333-116219

CHEMBIO DIAGNOSTICS, INC.

PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 2, 2004

TO THE PROSPECTUS DATED NOVEMBER 8, 2004

This prospectus supplement supplements the prospectus dated November 8, 2004 that relates to the sale by certain stockholders of Chembio Diagnostics, Inc. of up to 21,534,808 shares of our common stock which they own, or which they may at a later date acquire upon the conversion of shares of our 8% series A convertible preferred stock or upon the exercise of warrants and options to purchase shares of our common stock.

The Chembio Diagnostics, Inc. prospectus dated November 8, 2004 is hereby supplemented by the following attached documents:

(1) Quarterly Report on Form 10-QSB of the registrant filed with the Securities and Exchange Commission on November 15, 2004, and

(2) Current Report on Form 8-K of the registrant filed with the Securities and Exchange Commission on December 1, 2004.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the prospectus, which is required to be delivered with this Prospectus Supplement.

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INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK, SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS, AS SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

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The date of this prospectus supplement is December 2, 2004

INDEX TO FILINGS

                                                                                          PAGE

Quarterly Report on Form 10-QSB of the registrant filed with the
Securities and Exchange Commission on November 15, 2004                                                                                           A-1

Current Report on Form 8-K of the registrant filed with the
Securities and Exchange Commission on December 1, 2004                                              B-1